UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Lattice Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-18032	93-0835214
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5555 NE Moore Ct., Hillsboro, Oregon 97124

(Address of principal executive offices, including zip code)

Tracy Feanny

Senior Vice President, General Counsel & Secretary

(503) 268-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended __________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Lattice Semiconductor Corporation (together with its subsidiaries, “Lattice”) has evaluated its products for the year ending December 31, 2024 and determined that certain products that it contracted to manufacture contain conflict minerals that are necessary to the functionality of such products and that, after conducting a reasonable country of origin inquiry, Lattice is filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available on Lattice’s website at http://www.latticesemi.com/About/ESG.

Item 1.02 Exhibit

Lattice Semiconductor Corporation has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lattice Semiconductor Corporation

(Registrant)

By:	/s/ Tracy Feanny	Date: June 2, 2025
Tracy Feanny
Senior Vice President, General Counsel & Secretary